

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 25, 2016

<u>Via E-Mail</u>
Stephen R. Brunner
President, Chief Executive Officer and Chief Operating Officer
Sanchez Production Partners LP
1000 Main Street, Suite 3000
Houston, TX 77002

  Re: Sanchez Production Partners LP
     Form 10-K for the Fiscal Year ended December 31, 2014
     Filed March 5, 2015
     File No. 1-33147

Dear Mr. Brunner:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Brad Skinner for

            Karl Hiller
            Branch Chief
            Office of Natural Resources